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                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                                HOMESTORE, INC.
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                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)


                                   437852106
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                                (CUSIP Number)


                              Eric J. Bock, Esq.
            Executive Vice President - Law and Corporate Secretary
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                           Telephone: (212) 413-1800
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                August 5, 2003
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            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 437852106                                          Page 2 of 6 Pages
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                                      13D
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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
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                               7       SOLE VOTING POWER
        NUMBER OF
         SHARES                        18,131,503
      BENEFICIALLY             ------------------------------------------------
        OWNED BY               8       SHARED VOTING POWER
          EACH
        REPORTING                      - 0 -
         PERSON                ------------------------------------------------
          WITH                 9       SOLE DISPOSITIVE POWER

                                       18,131,503
                               ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       - 0 -
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              18,131,503
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12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              |_|
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.2%
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14            TYPE OF REPORTING PERSON
              CO
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The shares of Homestore, Inc. common stock beneficially owned by Cendant
Corporation are held of record by Cendant Membership Services Holdings, Inc., a wholly-owned subsidiary of Cendant Corporation.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on July 12, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 of this Schedule 13D is amended as follows:

         (a) Cendant beneficially owns 18,131,503 shares of Homestore Common Stock through its wholly owned subsidiary Cendant Membership Services Holdings, Inc. ("CMS"). Based on the 119,142,220 shares of Homestore Common Stock that were issued and outstanding as of July 31, 2003, the 18,131,503 shares beneficially owned by Cendant represented 15.2% of the issued and outstanding shares of Homestore Common Stock on such date.

         (b) Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of this Schedule 13D is hereby amended as follows:

Option Agreement

                  Pursuant to the terms of the Option Agreement, dated as of August 5, 2003, Cendant granted Homestore an option to purchase 7,264,812 shares of Homestore Common Stock held by Cendant and its affiliates (the "Option"). The exercise price of the Option is the highest closing price per share during the five most recent trading days ending on the date Homestore exercises the Option. The Option became exercisable on August 15, 2003 and expires on October 4, 2003. The Option may be exercised in whole or in part.

New Registration Rights Agreement

                  Cendant and Homestore agreed to terminate the Registration Rights Agreement, dated as of October 26, 2000, which became effective as of February 14, 2001. Cendant and Homestore entered into a new Registration Rights Agreement, dated as of August 5, 2003 (the "New Registration Rights Agreement"), requiring Homestore to promptly file a shelf registration statement relating to the approximately 18 million shares of Homestore Common Stock held by Cendant and its affiliates as a result of the acquisition of the Move.com Group, with expenses to be paid by Homestore. Pursuant to the terms of the New Registration Rights Agreement, Homestore will be required to pay Cendant liquidated damages of approximately $18,000 per business day, up to a maximum of $7.5 million in the event (i) the registration statement is not effective on or before October 14, 2003, (ii) the registration statement ceases to be effective at any time once it is initially declared effective, (iii) Homestore's common stock is delisted from The NASDAQ SmallCap Market, or (iv) at any time when a prospectus relating to the shares of Homestore Common Stock beneficially owned by Cendant is required to be delivered under the Securities Act of 1933, as amended, and such prospectus contains an untrue statement of a material fact or omits to state a material fact required or necessary to make the statements in such prospectus not misleading. Homestore's obligation to pay liquidated damages will terminate if the registration statement has remained continuously effective and useable for a period of six months and the Homestore Common Stock has not been delisted during that time.

         Stockholder Agreement

                  Cendant and Homestore agreed to terminate the Stockholder Agreement, dated as of October 26, 2000, between Cendant and Homestore.

         References to, and descriptions of, the Option Agreement and the New Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of each of the Option Agreement and the Registration Rights Agreement attached as Exhibit 1 and Exhibit 2 to this Amendment No. 2 to Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.


Item 7.  Material to be Filed as Exhibits.

         Exhibit Description

         1. Option Agreement, dated as of August 5, 2003, by and between Cendant Membership Services Holdings, Inc. and Homestore, Inc.

         2. Registration Rights Agreement, dated as of August 5, 2003, by and between Cendant Membership Services Holdings, Inc., Cendant Corporation and Homestore, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2003


                                  CENDANT CORPORATION


                                  By:   /s/ Eric J. Bock
                                        --------------------------
                                        Name:   Eric J. Bock, Esq.
                                        Title:  Executive Vice President - Law
                                                and Corporate Secretary